UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 22, 2026, Ming Shing Group Holdings Limited (the “Registrant” or the “Company”) announced that it would hold an extraordinary general meeting of the shareholders (the “Meeting”) on August 25, 2026. Shareholders of record who hold Class A ordinary shares, par value $0.0005 per share and Class B ordinary shares, par value $0.00005 per share, of the Company, at the close of business on July 17, 2026, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

In connection with the Meeting, the Company hereby furnishes the following documents:

Attached as Exhibit 3.1 to this Report is the proposed Fourth Amended and Restated Memorandum and Articles of Association, to be voted on at the Meeting.

Attached as Exhibit 99.1 to this Report is the Notice of the Meeting, together with the Form of Proxy Card for use in connection with the Meeting.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Proposed Fourth Amended and Restated Memorandum and Articles of Association
99.1	Notice of Extraordinary General Meeting of Shareholders

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: July 22, 2026	By:	/s/ Zhijun Pan
	Name:	Zhijun Pan
	Title:	Chairman of the Board and Chief Executive Officer

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